+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Boll                          C.                           Hunter
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                 Thomas H. Lee Company, 75 State Street
    ----------------------------------------------------------------------------
                                   (Street)

        Boston                        MA                              02110
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               6/25/99
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol   Metris Companies Inc. (MXT)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [X] Director    [_] Officer             [_] 10% Owner    [_] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)        7/21/99
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    [X] Form Filed by One Reporting Person
    [_] Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Series C Perpetual
------------------------------------------------------------------------------------------------------------------------------------
  Convertible Preferred
------------------------------------------------------------------------------------------------------------------------------------
  Stock                        6/1/99              Common Stock             20,874(1)    $37.25(2)         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Series C Perpetual
------------------------------------------------------------------------------------------------------------------------------------
  Convertible Preferred
------------------------------------------------------------------------------------------------------------------------------------
  Stock                        6/1/99              Common Stock          8,055,751(3)    $37.25(2)         I           See Note 3
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Shares of Series C Perpetual Convertible Preferred Stock are subject to pay in kind dividends accruing at a rate of 9% per annum, subject to increase in certain circumstances. Therefore, the number of shares of Common Stock into which the Series C Perpetual Convertible Preferred Stock is convertible will increase at a similar rate. Also the number of shares of Common Stock into which the Series C Perpetual Convertible Preferred Stock is convertible would give effect to cumulative dividends through December 9, 2005 if converted in certain circumstances.

(2) Subject to anti-dilution adjustments.

(3) Represents shares owned directly by certain investment partnerships which may be deemed to be affiliates of the reporting person. The reporting person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.



    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




                                 /s/ C. Hunter Boll                 2/14/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                                     C. Hunter Boll